Quarles & Brady LLP
411 East Wisconsin Avenue
Milwaukee, Wisconsin 53202

Writer’s Direct Dial: 414.277.5345 Writer’s Fax: 414.978.8945 E-Mail: kvh@quarles.com

June 26, 2009

VIA EDGAR CORRESPONDENCE

Kathleen Collins
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:
Statmon Technologies Corp
Form 10-KSB/A for the Fiscal Year Ended March 31, 2008
Ended April 30, 2008 - Filed April 10, 2009
Forms 10-Q/A for the Quarters Ended June 30, 2008 and
September 30, 2008 - Filed April 9, 2009
Form 10-Q for the Quarter Ended December 31, 2008
Filed March 23, 2009
File No. 000-09751

Dear Ms. Collins:

This is to provide you with the proposed date of the filing of our response to your letter dated April 27, 2009.  We are intending to file our response to the Staff comments on July 2, 2009.

Thank you again for your consideration of the request and your flexibility on this matter.  If we find that we have any specific questions to review with you as we complete our response, we will let you know.  Please let me know if you have any questions of us.

Very truly yours, Geoffrey Talbot